NO ACT

PE
9-20-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10013723

Received SEC
OCT 06 2010
Washington, DC 20549

October 6, 2010

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 10-6-10

Re: The Hain Celestial Group, Inc.
Incoming letter dated September 20, 2010

Dear Mr. Chevedden:

This is in response to your letter dated September 20, 2010 concerning the shareholder proposal submitted to Hain by Kenneth Steiner. On September 16, 2010, we issued our response expressing our informal view that Hain could exclude the proposal from its proxy materials for its upcoming annual meeting, provided Hain includes in its proxy materials the board-sponsored proposal described in Hain's no-action request.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Heather L. Maples
Senior Special Counsel

cc: Sanjay M. Shirodkar
DLA Piper LLP (US)
The Marbury Building
6225 Smith Avenue
Baltimore, MD 21209-3600

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

September 20, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Kenneth Steiner's Rule 14a-8 Proposal
The Hain Celestial Group, Inc. (HAIN)
Special Meeting Topic

Ladies and Gentlemen:

This responds to the 50 day-old July 30, 2010 no action request. The company failed to submitt any evidence that the board took any action upon which its no action request is critically dependent.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
Ira J. Lamel <ilamel@hain-celestial.com>
Denise Faltischek <Denise.Faltischek@hain-celestial.com>